--------------------------------------------------------------------------------------
                                                                  OMB APPROVAL
                                 UNITED STATES               -------------------------
                       SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-0145
                             Washington, D.C. 20549          Expires: October 31, 1994
                                                             Estimated average burden
                                                             hours per form......14.90
--------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (AMENDMENT NO.     )*

                                  GAINSCO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   363127101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

PHILIP V. OPPENHEIMER, 119 WEST 57TH STREET, NEW YORK, NY 10019, (212) 489-1626
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  APRIL 16, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------
CUSIP No. 363127101                                                               Page 2 of 10 Pages
----------------------------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Oppenheimer-Spence Financial Services Partnership, L.P.
            Tax id: 13-3747447
----------------------------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a)[X]
                                                                                      (b)[ ]
----------------------------------------------------------------------------------------------------
      3     SEC USE ONLY

----------------------------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            WC
----------------------------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]
----------------------------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
NUMBER OF SHARES
                                    1,321,800
 BENEFICIALLY        -------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
   OWNED BY
                                    0
EACH REPORTING        ------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
    PERSON
                                    1,321,800
     WITH             ------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,321,800
----------------------------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

----------------------------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------------------------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            PN
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------
CUSIP No. 363127101                                                               Page 3 of 10 Pages
----------------------------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Oppenheimer-Close International, Ltd.
            Tax id: Not applicable
----------------------------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a)[X]
                                                                                      (b)[ ]
----------------------------------------------------------------------------------------------------
      3     SEC USE ONLY

----------------------------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            WC
----------------------------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]
----------------------------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
----------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
NUMBER OF SHARES
                                    76,700
 BENEFICIALLY        -------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
   OWNED BY
                                    0
EACH REPORTING        ------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
    PERSON
                                    76,700
     WITH             ------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            76,700
----------------------------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

----------------------------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4%
----------------------------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            OO
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------
CUSIP No. 363127101                                                               Page 4 of 10 Pages
----------------------------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Philip V. Oppenheimer
            SSN: ###-##-####
----------------------------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a)[X]
                                                                                      (b)[ ]
----------------------------------------------------------------------------------------------------
      3     SEC USE ONLY

----------------------------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            PF
----------------------------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]
----------------------------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
----------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
NUMBER OF SHARES
                                    140,000
 BENEFICIALLY        -------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
   OWNED BY
                                    0
EACH REPORTING        ------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
    PERSON
                                    140,000
     WITH             ------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            140,000
----------------------------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

----------------------------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
----------------------------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------
CUSIP No. 363127101                                                               Page 5 of 10 Pages
----------------------------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael W. Malafronte

----------------------------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a)[X]
                                                                                      (b)[ ]
----------------------------------------------------------------------------------------------------
      3     SEC USE ONLY

----------------------------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            PF
----------------------------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                               [ ]
----------------------------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
----------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER
NUMBER OF SHARES
                                    140,000
 BENEFICIALLY        -------------------------------------------------------------------------------
                            8       SHARED VOTING POWER
   OWNED BY
                                    0
EACH REPORTING        ------------------------------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER
    PERSON
                                    140,000
     WITH             ------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
----------------------------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            140,000
----------------------------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

----------------------------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
----------------------------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 363127101               SCHEDULE 13D                      Page 6 of 10


Item 1. Security and Issuer.

This statement relates to the shares of Common Stock, par value $0.10 per share, (the "Shares") of Gainsco, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 500 Commerce Street, Fort Worth, TX 46102.

Item 2. Identity and Background.

(a), (b), (c) and (f). This statement is being filed by Oppenheimer-Spence Financial Services Partnership, L.P., a Delaware limited partnership (the "Partnership"), Oppenheimer-Close International, Ltd., a Bermuda limited liability mutual fund company ("International"), Philip V. Oppenheimer, an individual United States citizen ("Mr. Oppenheimer") and Michael W. Malafronte, an individual United States citizen ("Mr. Malafronte"). Although the Partnership and International are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this statement, they along with Mr. Oppenheimer and Mr. Malafronte, are sometimes referred to collectively as the "Oppenheimer Group".

Oppvest, LLC, a Delaware limited liability company ("Oppvest"), is the general partner of the Partnership and the investment manager of International. Mr. Oppenheimer and Mr. Malafronte are the managing members of Oppvest. Mr. Oppenheimer is the Chairman of International.

The business address of Mr. Oppenheimer, Mr. Malafronte, Oppvest, the Partnership and International is 119 West 57th Street, Suite 1515, New York, NY 10019.

(d) and (e). During the last five years, none of the individuals or the entities comprising the Oppenheimer Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total consideration paid for the Shares was $292,308.53 (including commissions), and all consideration was paid for from the working capital of each member of the Oppenheimer Group (other than Mr. Oppenheimer and Mr. Malafronte, who used personal funds). No part of any purchase price was represented by borrowed funds. Each entity maintains a separate investment fund consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities.

Item 4. Purpose of the Transaction.

CUSIP No. 363127101               SCHEDULE 13D                      Page 7 of 10


Each member of the Oppenheimer Group acquired the Shares for their own account, and for investment purposes. The members of the Oppenheimer Group do not intend to seek control of the Issuer. Depending on market conditions and other factors that they may deem material, the members of the Oppenheimer Group may purchase additional shares of the Issuer's Shares or may dispose of all or a portion of the Issuer's Shares they now own or may hereafter acquire.

Item 5. Interest in Securities of the Issuer.

(a). As of the close of business on the date hereof, the Oppenheimer Group beneficially owned a total of 1,678,500 Shares after giving effect to the transactions set forth below. Mr. Oppenheimer and Mr. Malafronte, by virtue of their status as managing members of Oppvest, may be deemed to have indirect beneficial ownership of the Shares owned by the individuals or entities forming a part of the Oppenheimer Group.

However, Mr. Oppenheimer and Mr. Malafronte, as stated below, disclaim beneficial ownership of such Shares (except those owned individually by each of them). The Shares owned by the reporting persons represent approximately 7.92% of the outstanding Shares of Common Stock of the Issuer, based on the 21,169,736 Shares reported as outstanding on December 31, 2001.

Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Oppenheimer and Mr. Malafronte disclaim beneficial ownership of any Shares (except those owned individually by Mr. Oppenheimer and Mr. Malafronte) owned by the Oppenheimer Group, by virtue of their status as managing members of Oppvest, the general partner of the Partnership and investment manager of International, and disclaim membership in the Oppenheimer Group with respect to the Shares (except those owned individually by each of them) for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

(b). Mr. Oppenheimer and Mr. Malafronte, by virtue of their status as the managing members of Oppvest, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the entities comprising the Oppenheimer Group.

(c). The Oppenheimer Group has made purchases in the past sixty days as follows:

Name                          Date of Purchase        Number of Shares       Price per Share
----                          ----------------        ----------------       ---------------

Partnership                   February 8, 2002         25,000                    $0.72
Partnership                   March 5, 2002            45,000                    $0.25
Partnership                   March 21, 2002            1,100                    $0.26
Partnership                   March 28, 2002           47,000                    $0.29
Partnership                   April 1, 2002           225,000                    $0.26


CUSIP No. 363127101              SCHEDULE 13D                       Page 8 of 10

Partnership             April 9, 2002         1,300      $0.26
Partnership             April 10, 2002       70,000      $0.24
Partnership             April 11, 2002      145,100      $0.17
Partnership             April 12, 2002        5,000      $0.17
Partnership             April 16, 2002      630,000      $0.15
International           April 1, 2002        11,000      $0.26
International           April 10, 2002        3,700      $0.24
International           April 11, 2002        8,000      $0.17
International           April 16, 2002       40,000      $0.15
Mr. Oppenheimer         April 16, 2002      140,000      $0.15
Mr. Malafronte          April 16, 2002      140,000      $0.15

All purchases in the past sixty days were effected in open market transactions.

(d). The entities comprising the Oppenheimer Group, as owners of an aggregate of 1,678,500 Shares (representing 7.92% of the outstanding Shares), have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of Shares, but only from such Shares.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities or the Issuer.

Not applicable

Item 7 . Material to Be Filed as Exhibits.

Exhibit I - Joint Filing Agreement

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2002


                         OPPENHEIMER - SPENCE FINANCIAL
                           SERVICES PARTNERSHIP, L.P.

                       By: Oppvest, LLC, General Partner

                         By: /s/ Philip V. Oppenheimer
                            --------------------------
                             Philip V. Oppenheimer
                                Managing Member

CUSIP No. 363127101              SCHEDULE 13D                       Page 9 of 10


                     OPPENHEIMER-CLOSE INTERNATIONAL, LTD.


                         By: /s/ Philip V. Oppenheimer
                            --------------------------
                             Philip V. Oppenheimer
                                    Chairman


                         By: /s/ Philip V. Oppenheimer
                       ----------------------------------
                       Philip V. Oppenheimer, Individually


                         By: /s/ Michael W. Malafronte
                       -----------------------------------
                       Michael W. Malafronte, Individually